EXHIBIT 6.3

SERVICE AGREEMENT

THIS AGREEMENT made as of the                    8/20/2020                   (the “Effective Date”)

AMONG:

Plexus Cybermedia Inc.,

77 King Street, West, Suite 2905, Toronto, Ontario, Canada

a corporation incorporated under the laws of the Province of Ontario

(hereinafter referred to as the “Contractor”)

AND

The 4Less Group, Inc.

106 W. Mayflower, Las Vegas, NV 89030

a corporation incorporated under the laws of Nevada

(hereinafter referred to as the “Client”)

RECITALS:

WHEREAS

A.         The Contractor has the necessary qualifications, experience, and abilities to provide services to the Client.

B.         The Contractor is agreeable to providing such services to the Client on the terms and conditions set out in this Agreement.

C.         The Client and the Contract have reached an agreement for the Contractor to provide the services described in the Agreement to the Client.

NOW THEREFORE this Agreement witnesses that in consideration of the premises and mutual covenants contained herein, payment by each party hereto to the others and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each party hereto, the parties agree as follows:

1.          Services

1.1        The Client hereby agrees to engage the Contractor to provide the Client with the Services set out in Schedule “A” and such other services as may be agreed to by the Client and the Contractor from time to time (collectively, the “Services”). The Contractor will carry on the Services at such place or places and at such time as shall be mutually agreeable to the Client and Contractor. In performing the services hereunder, Contractor covenants to Client that it shall comply with all applicable laws and regulations, including, but not limited to, the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall fully indemnify and hold Client harmless for any breach of the Securities Act or Exchange Act.

2.          Information

2.1        The Client will make available or cause to be made available to the Contractor, its employees, agents or affiliates including its counsel and advisors on a timely basis in connection to the Services. The Client also agrees to provide the Contractor with timely access to appropriate personnel of the Client in connection with the rendering of such Services.

2.2        The Contractor shall be entitled to rely upon such information and all other information filed by the Client with applicable regulators or other similar authorities, and the Contractor shall be under no obligation to independently verify any such information provided to or otherwise obtained by the Contractor. The Contractor shall also be under no obligation to determine whether there have been or to investigate any changes in any of such information occurring after the date of the same where provided or obtained.

2.3        Upon the Contractor being provided updated and/or corrected information by the Client, the Contractor undertakes to promptly stop using the previously provided or gathered information and undertakes to use only such updated and/or corrected information.

3.          Compensation

3.1        In connection with this Agreement, the Client agrees to provide the Contractor with the compensation along with payment terms set out in Schedule “B” hereto. The Contractor reserves the right to discontinue or suspend delivering Services if payment is overdue. The Contractor further reserves the right to claim interest, and reasonable costs for recovery of outstanding accounts. The Contractor shall be reimbursed from time to time for reasonable and necessary expenses incurred by the Contractor in connection with providing the Services. Such expenses must be approved by the Client before being rendered on a statement of account.

4.          Term

4.1        The term of this Agreement will begin on the Effective Date and continue for the duration of six (6) months (the “Service Term”). At the end of the Service Term, the Client will have an option to extend the terms of this Agreement and the Service Term for a period mutually agreeable to both parties.

4.2        Except as otherwise provided in this Agreement, the obligations of the Contractor will end upon the termination of this Agreement unless terminated earlier in accordance with Article 5 of this Agreement or by the mutual written agreement of the parties.

5.          Termination

5.1        Either party may terminate the Agreement at any time by written notice to the other party specifying the effective date of such termination which effective date shall not be less than thirty (30) days after the date of such notice.

5.2        On the effective date of termination of the Agreement, the Clients’ obligation to pay any compensation, including commissions, except in respect of compensation payable hereunder that has already been earned by the Contractor, shall forthwith cease and terminate. For greater certainty, termination of this Agreement shall be without prejudice to the rights of the Contractor to monies due to it hereunder as at the date of termination or in respect of any claims where the facts relating to such claims arose prior to the date of termination. Notwithstanding any provision of this Agreement (including any Schedule hereto), the Client shall pay to the Contractor all amounts owing to the Contractor hereunder within thirty (30) days following the date of termination of this Agreement.

5.3        Articles 6, 7, 8 and 9 will survive expiration or termination of this Agreement.

6.          Indemnity

6.1        The Client shall indemnify and save harmless the Contractor and its directors, officers, employees and agents (hereinafter referred to as the “Personnel”) against all expenses, losses, claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or investigating or defending any claim that may be made against the Contractor and/or the Personnel, which the Contractor and/or its Personnel may become subject or otherwise involved in any capacity under any statute or law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise from the performance of Services by the Contractor in accordance with this Agreement other than those arising from the Contractor’s gross negligence, willful misconduct or breach of this Agreement.

7.          Confidentiality

7.1        Confidential information (the “Confidential Information”) refers to any data or information relating to the business of the Client or its affiliated companies which would reasonably be considered to be proprietary to the Client including, but not limited to, accounting records, business processes, and client records and that is not generally known in the industry of the Client and where the release of that Confidential Information could reasonably be expected to cause harm to the Client.

7.2        The Contractor agrees that they will not disclose, divulge, reveal, report or use, for any purpose, any confidential information which the Contractor has obtained, except as authorized by the Client or as required by law. The obligations of confidentiality will apply during the term of this Agreement and will survive indefinitely upon termination of this Agreement.

7.3        All written and oral information and material disclosed or provided by the Client or its affiliates to the Contractor under this Agreement is Confidential Information regardless of whether it was provided before or after the date of this Agreement or how it was provided to the Contractor.

7.4        The Contractor acknowledges that the Client is a public company. Confidential Information may be considered “material nonpublic information” pursuant to applicable securities laws and regulations and stock exchange rules governing the Client. The Contractor hereby undertakes not to make any unlawful use of such Confidential Information, including by way of effecting a transaction in the security of the Client while the Confidential Information which is material non-public information or any part thereof is in the Contractor’s possession.

8.          Intellectual Property

8.1        All intellectual property and related material, including any trade secrets, moral rights, goodwill, relevant registrations or applications for registration, and rights in any patent, copyright, trademark, trade dress, industrial design and trade name (the “Intellectual Property”) that is developed or produced under this Agreement, will be the sole property of the Client. The use of Intellectual Property by the Client will not be restricted in any manner.

8.2        The Contractor may not use the Intellectual Property for any purpose other than that contracted for in this Agreement except with the written consent of the Client. The Contractor will be responsible for all damages resulting from the unauthorized use of the Intellectual Property.

9.          Client Property

9.1        Upon the expiry or termination of this Agreement, the Contractor will return to the Client any property, documentation, records, or Confidential Information which is the property of the Client.

10.        Independent Contractor

10.1      The Contractor’s relationship with the Client shall be that of an independent contractor and nothing in this Agreement shall be construed to create an employer-employee relationship between the parties hereto. The Contractor shall be solely responsible for and shall maintain adequate records of expenses Contractor shall incur in the course of performing Services hereunder and shall be solely responsible for and shall file all tax returns and payments required to be filed with or made to any federal, provincial or local tax authority with respect to the Contractor’s performance of Services. Since the Contractor will not be an employee of the Client, it is understood that the Contractor will not be entitled to any of the benefits that the Client may make available to its employees, such as group insurance, paid vacation or any other employee benefit, nor will any part of Contractor compensation be subject to withholding by the Client for the payment of any CPP, EI, federal, provincial or any other employee payroll taxes. The Contractor will be responsible for ensuring that all appropriate payroll deductions and other employer-related obligations are satisfied with respect to any employees of the Contractor that may provide services under this Agreement.

11.        Compliance with Applicable Laws

11.1      In performing the Services, the Contractor shall comply with applicable laws including but not limited to laws applicable to the protection of personal information and Canada’s Anti-Spam Legislation (CASL).

12.        Breach

12.1      The liability of either party for any breach of this Agreement, or arising in any other way out of the subject matter of this Agreement, will not extend to (without limitation) loss of profits or any incidental or consequential damages or losses.

12.2      Notwithstanding any other provision of this Agreement, the parties shall not be under any liability whatsoever for non-performance or delay in performance when due, for any failure or breach hereunder, in whole or in part, for any cause beyond its reasonable control including, without limitation, acts or civil or military authority, strikes, lockouts, embargoes or acts of God or any other cause beyond its reasonable control.

12.3      The failure of any party to enforce or to exercise any right under this Agreement shall not constitute a waiver of that right and shall not affect that party’s right later to enforce or to exercise it.

12.4      No variation of or amendment to this Agreement shall bind any party unless made in writing and signed by a duly authorized representative of each party.

13.        Notices

13.1      All notices, requests, demands or other communications required or permitted by the terms of this Agreement will be given in writing and delivered to the Parties at the following postal or email addresses or at such other addresses that the Parties may specify in writing from time to time:

a)   If to the Client:

The 4Less Group, Inc.

106 W. Mayflower, Las Vegas, NV 89030

Email: timarmes@the4lesscorp.com

Attention: Timothy Armes, President & CEO

b)   If to the Contractor:

Plexus Cybermedia Inc.

77 King Street, West, Suite 2905

Toronto, Ontario M5K 1H1

Email: lior@plexus.media

Attention: Lior Ishai, President

and such notice shall be deemed to have been given (i) if affected by electronic, facsimile or personal delivery with confirmation of receipt of delivery, at the time of delivery or electronic confirmed receipt unless such occurs after the recipient’s customary business hours in which case it shall be deemed to have been given on the next business day; and (ii) if effected by mail, on the fourth business day after mailing excluding all days on which postal service is disrupted.

14.        Entire Agreement

14.1      This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior agreements between the parties in respect of its subject matter

15.        Governing Law

15.1      This Agreement shall be governed for all purposes by the laws of the Province of Ontario and the federal laws of Canada applicable therein as it applies to contracts made and to be performed entirely within the Province. Any dispute between the parties shall be exclusively submitted to the competent courts of the Province of Ontario.

16.        Severability

16.1      If any provision of this Agreement is void or unenforceable or so declared, such provision shall be deemed and is hereby severed from this Agreement, which shall otherwise remain in full force and effect.

17.        Headings

17.1      Headings used herein are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

18.        Other Matters

18.1      This Agreement and any rights herein or hereto shall not be assigned or otherwise transferred by any party hereto without the express written consent of the other parties hereto. This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

18.2      This Agreement may be executed in two counterparts, each of which will be deemed to be an original of this Agreement (and each signed copy sent by electronic facsimile transmission or other electronic means shall be deemed to be an original) and all of which, when taken together, will be deemed to constitute one and the same agreement

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PLEXUS CYBERMEDIA INC.

Per:
Lior Ishai, President

The 4Less Group, Inc.

Per:
Timothy Armes, President & CEO

SCHEDULE A

Services

Investor Marketing Program

#	Tactic	Description	Deliverables
1	Communication Action Plan	Create an Investor Key Messaging document to communicate the value of the investment to potential retail investors. This includes key messaging, investor personas, channels, tactics, etc.	Key Messaging document
2	Corporate Video	Produce a corporate video (based on existing/stock footage) to tell your company story. This includes concept and storyboard development, video production, post editing and optimization to social channels.	Corporate Video
3	Video Press Release	Identify key press releases and develop storyboards, layouts, and visuals that enhance your message.	1 bite-size video press release per month
4	Thrive (Investor Lead Generation)	Develop an integrated marketing campaign leveraging multiple channels such as display, native advertising, owned channels, and 3rd party investor newsletters to attract your target audience.	2500 Potential retail investor leads
5	Spectrum (Investor/ Community Outreach)	Identify relevant investing/trading groups and micro-financial influencers to distribute your company news/content (press releases, media coverage, etc.).	Estimated reach 65k; 2 news distributions per month
6	Investor Lead Nurturing Series	Create, automate, and deliver an email series to nurture and educate your potential investor base about your company and its investment opportunity.	Lead Nurturing Series
7	Calling Desk	Follow up with potential retail investors leads to drive conversion to investment using a call script and knowledge base.	Ongoing calls to leads database
8	Reporting & Analysis	Provide a monthly report including campaign performance (leads, emails, calls) for a better understanding of your audience and to optimize our initiatives.	Monthly report

*Note - Plexus is committed to delivering the total amount of leads stated above by the end of the program. Monthly volume may change due to advertising limitations.

Product Road Map

Stage	Buildup			Pre-Qualified/ Month #1				Pre-Qualified/ Month #2				Pre-Qualified/ Month #3				Qualified Month #1				Qualified Month #2				Qualified Month #3
	W 1	W 2	W 3	W 1	W 2	W 3	W 4	W 1	W 2	W 3	W 4	W 1	W 2	W 3	W 4	W 1	W 2	W 3	W 4	W 1	W 2	W 3	W 4	W 1	W 2	W 3	W 4
Comm. Strategy
Assets Buildup
Investor Lead-Gen
Video Press Release
Investor/ Community Outreach
Lead Nurturing
Follow-Ups
Reporting & Analysis

SCHEDULE B

COMPENSATION

Amount:	Regulation A Investor Marketing Program (USD$87,500)
1) At signing of this Service Agreement: USD$16,000
2) Launch of Campaign (Pre-qualified Month 1): USD$9,500
3) Beginning of Pre-qualified Month 2: USD$9,000
4) Beginning of Pre-qualified Month 3: USD$8,000
5) Beginning of Qualified Month 1: USD$15,000
6) Beginning of Qualified Month 2: USD$17,000
7) Beginning of Qualified Month 3: USD$13,000

Payment Date:	The first day of each calendar month beginning the Effective Date

Method of Payment:	Bank Draft or Wire Transfer (see wire instructions below), please make all Bank Drafts out to “Plexus Cybermedia Inc.”

Terms:	Net 7 days upon receipt of an invoice

Late or Missed Payments:	Interest at the rate of 4.99% per month will be charged on all amounts unpaid thirty (30) days after the date of delivery of the account

Taxes & Duties:	Compensation as stated in this Agreement does not include applicable sales tax or duties as may be required by law. Any sales tax and duties required by law will be charged to the Client in addition to the Compensation

USD Wire Instructions:

Beneficiary Name:	Plexus Cybermedia Inc.
Beneficiary Address:	77 King Street, West, Suite 2905, Toronto, Ontario M5K 1H1
Beneficiary Bank:	TD Canada Trust
Bank Address:	4499 Highway #7 Woodbridge, Ontario Canada, L4L 9A9
Branch No.:	18902
Institution No.:	004
Account No.:	7324412
TD Swift Code:	TDOMCATTTOR
ABA Number:	026009593
Reference:	The 4Less Group Inc. Payment